SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL announces its results for 4Q15 and 2015

São Paulo, March 29, 2016 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: CCC-, Fitch: CCC and Moody’s: Caa1), the largest low-cost and best-fare airline in Latin America, announces today its consolidated results for the fourth quarter and the full year of 2015. All information is presented in accordance with International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), and all comparisons are with the fourth quarter and full year of 2014 unless otherwise stated.

Quarter highlights

|   The Company’s net revenue reached R$2,652.1 million in 4Q15, a decrease of 2.8% compared to the same period last year. In 2015, net revenue was R$9,778.0 million, down 2.9% compared to 2014.

|   Ancillary and cargo revenues reached R$325.9 million in 4Q15, up by 12.7% and representing 12.3% of total net revenues. In 2015, ancillary and cargo revenues recorded R$1,194.6 million, an increase of 17.1% and representing a 12.2% share of total revenue.

|   In 4Q15, the operating result (EBIT) was a negative R$95.3 million with a margin of 3.6%. For 2015, EBIT recorded a negative R$183.8 million with margin of 1.9%.

|   EBITDAR was R$398.9 million in the quarter, with a margin of 15.0%. In 2015, EBITDAR reached R$1,336.0 million, with a margin of 13.7%.

|   GOL registered a net loss of R$1,130.0 million in 4Q15 and R$4,291.2 million for 2015 – mainly impacted by the devaluation of the Real and of the Venezuela Bolivar against the US Dollar in operating expenses and in the balance of the Company's financial liabilities totaling R$2,767.3 million and additional R$844.1 million in income tax and deferred tax credits.

|   As a result of the environment and the macroeconomic expectations, in February and March 2016, the three major credit rating agencies reviewed the ratings of several companies in Brazil, including GOL. Fitch changed the rating from 'B-' to 'CCC', Moodys from 'B3' to 'Caa1' and Standard & Poors changed from 'B-' to CCC-.

|   The Company ended 2015 with a cash position of R$2,299.5 million, representing 23.5% of its annual net revenue. This amount includes a loss of R$423.8 million of exchange rate variations in the last quarter of the year due to the devaluation of the Venezuela Bolivar against the US dollar.

|   In March 2016, we decided to hire Skyworks Capital LLC and PJT Partners (PJT). These companies are specialists in discussions with aircraft lessors and in the evaluation of initiatives to strengthen the Company’s capital structure, liquidity and debt profile.

IR Contacts

Edmar Lopes

Eduardo Masson

Thiago Stanger

Vitor Ribeiro

ri@voegol.com.br

+55 (11) 2128-4700

Conference Calls
Wednesday
March 30, 2016

Portuguese

01:00 p.m. (Brazil)

12:00 p.m. (US EDT)

Phone: +55 (11) 2188 0155

Code: GOL

Replay: +55 (11) 2188 0400

Replay Code: GOL

English

01:00 p.m. (Brazil)

12:00 p.m. (US EDT)

Phone: +1 (646) 843 6054

Code: GOL

Replay: +55 (11) 2188 0400

Replay Code: GOL

Live webcast

www.voegol.com.br/ir

1	GOL Linhas Aéreas Inteligentes S.A.

GOL announces its results for 4Q15 and 2015

Message from Management

GOL’s 2015 financial results reflect the Brazilian economic scenario since the end of 2014, which impacted the national aviation industry.

GOL recorded an operating loss of R$183.8 million in the year, with a negative margin of 1.9%. In 2015, net loss was R$4,291.2 million - mainly a result of the devaluation of the Real and of the Venezuelan Bolivar against the US Dollar, as well as deferred tax credits and income tax. For the last five years, the exchange rate impact to GOL totaled R$4,481.3 million, which in turn resulted in accounting terms of a negative equity of R$4,322.4 million.

In the last quarter of the year, we intensified the strategy of capacity rationalization in the domestic market, reducing ASK by 3.7%. For 2016, we have reviewed our supply projection, that is: (i) the reduction of 15 to 18% on the availability of seats, (ii) 15 to 18% lower volume of departures - compared to at least 6%; and (iii) 5 to 8% lower ASK. This initiative aims to adjust the Company to the current level of demand in the market, as well as mitigate the 10.7% inflationary impact and the 47.0% exchange rate effect on our 2015 results.

Operating within this adverse environment, we ended the year with approximately R$2.3 billion in total cash - equivalent to 23.5% of the revenue accumulated in the last twelve months. This position already considers a loss of R$423.8 million in funds held in Venezuela, after conversion at the (SIMAD) exchange rate of BS 200 per Dollar, in line with the Company's decision to suspend flights to this country.

Maintaining our strategy to strengthen liquidity, we have conducted a transaction for advance ticket sales in 2016 in the amount of R$1 billion with Smiles – conditioned on measures to be taken by GOL, including, but not limited to the following: (i) the sale of 5 aircraft; (ii) the suspension of 7 destinations; (iii) the change in new aircraft deliveries for years 2016 and 2017 from 15 to 1 and (iv) the reduction of at least 6% of the volume of departures in the year.

In accordance with the Company's business plan, we started a project with PJT, a financial advisory services firm, and with Skyworks, advisory services firm for the revision of aircraft contracts. These companies were retained to assist with capital structure optimization and to review the obligations of aircraft under operating lease contracts. These, along with other initiatives involving all GOL’s stakeholders, will compose a reversal plan to improve current results and lead to the resumption of positive free cash flow.

Together with the previous measures and with the same commitment to improve the customer experience and improving operational indicators, we have reached major milestones in 2015, such as the total volume of operations in the domestic market, amounting to 270,446 flights - the largest among Brazilian airlines. We also received the "Outstanding Company by Consumidor Moderno" excellence in service award, in the segment "Airlines", and we maintained our leadership in on time perfomance with a 95.4% rate – which represents 0.9 percentage points above the industry average. These results reaffirm our focus on excellence in customer service.

As already announced in 2015, we will be the first Brazilian, South and Central American airline to provide in-flight entertainment and wi-fi access, which will be easily accessed through a mobile or portable entertainment device, whether smartphone, tablet or notebook. All of our aircraft will also feature renovated seats with an ecological leather finish, something that will provide even more comfort to the customers.

2	GOL Linhas Aéreas Inteligentes S.A.

GOL announces its results for 4Q15 and 2015

In addition to the new connectivity and entertainment platform, we have repositioned the Comfort Class, which, from now on, will be called Class GOL Premium. Our international flight passengers will enjoy exclusive benefits that will make every moment of the journey - from check-in to the landing - a pleasant experience with even more comfort and convenience through the entire flight.

With the full confidence that we are building an even stronger, robust and efficient GOL - even in this turbulent period, we count on the commitment and dedication of our Team of Eagles, the satisfaction and loyalty of our Customers and support of our investors and partners.

Paulo Sérgio Kakinoff
CEO of GOL Linhas Aéreas Inteligentes S.A.

3	GOL Linhas Aéreas Inteligentes S.A.

GOL announces its results for 4Q15 and 2015

Operating and financial indicators

Traffic Data - GOL	4Q15	4Q14	% Var.	2015	2014	% Var.
RPK GOL – Total	9,440	10,352	-8.8%	38,411	38,084	0.9%
RPK GOL - Domestic	8,415	9,181	-8.3%	33,903	33,730	0.5%
RPK GOL - International	1,025	1,171	-12.5%	4,509	4,354	3.6%
ASK GOL – Total	12,518	13,155	-4.8%	49,744	49,503	0.5%
ASK GOL – Domestic	11,071	11,497	-3.7%	43,450	43,373	0.2%
ASK GOL - International	1,447	1,657	-12.7%	6,294	6,130	2.7%
GOL Load Factor - Total	75.4%	78.7%	-3.3 p,p	77.2%	76.9%	0.3 p,p
GOL Load Factor - Domestic	76.0%	79.9%	-3.9 p,p	78.0%	77.8%	0.2 p,p
GOL Load Factor - International	70.8%	70.7%	0.1 p,p	71.6%	71.0%	0.6 p,p
Operational Data	4Q15	4Q14	% Var.	2015	2014	% Var.
Revenue Passengers - Pax on board ('000)	9,583.5	10,709.2	-10.5%	38,867.9	39,748.6	-2.2%
Aircraft Utilization (Block Hours/Day)	11.1	11.8	-5.7%	11.3	11.5	-1.5%
Departures	79,377	83,342	-4.8%	315,902	317,594	-0.5%
Average Stage Length (km)	933	932	0.0%	933	912	2.3%
Fuel consumption (mm liters)	391	409	-4.2%	1,551	1,538	0.8%
Full-time employees at period end	16,472	16,875	-2.4%	16,472	16,875	-2.4%
Average Operating Fleet	132	129	2.1%	129	126	2.3%
Financial Data	4Q15	4Q14	% Var.	2015	2014	% Var.
Net YIELD (R$ cents)	24.64	23.58	4.5%	22.35	23.75	-5.9%
Net PRASK (R$ cents)	18.58	18.55	0.2%	17.26	18.27	-5.6%
Net RASK (R$ cents)	21.19	20.75	2.1%	19.66	20.33	-3.3%
CASK (R$ cents)	21.94	19.45	12.8%	20.02	19.31	3.7%
CASK ex-fuel (R$ cents)	14.99	11.92	25.8%	13.38	11.55	15.9%
Average Exchange Rate [1]	3.8441	2.5437	51.1%	3.3313	2.3533	41.6%
End of period Exchange Rate [1]	3.9048	2.6562	47.0%	3.9048	2.6562	47.0%
WTI (avg. per barrel, US$) [2]	42.2	73.2	-42.4%	48.8	93.0	-47.5%
Price per liter Fuel (R$) [3]	2.22	2.43	-8.3%	2.13	2.50	-14.8%
Gulf Coast Jet Fuel Cost (average per liter, US$)[2]	0.34	0.61	-44.6%	0.40	0.72	-44.0%

1. Source: Central Bank; 2. Source: Bloomberg; 3. Fuel expenses/liters consumed.

4	GOL Linhas Aéreas Inteligentes S.A.

GOL announces its results for 4Q15 and 2015

Domestic market – GOL

      Domestic supply reduced by 3.7% in the quarter, remaining stable in 2015 and in line with the 2015 projections for the reduction of -1% to stable.

Domestic demand fell by 8.3% in 4Q15, leading the load factor to 76.0%. In 2015, demand was higher by 0.5% compared to 2014, with the load factor registering 78.0% - an increase of 0.2 p.p.

GOL transported 9.1 million passengers in the domestic market in the quarter and 36.8 million passengers in the year, representing a decrease of 10.6% and 2.4%, respectively, and when compared to the same period in 2014. The Company maintained its leadership position in the number of transported passengers in Brazil’s domestic aviation market.

GOL remained the leader in tickets sold to corporate passengers in the Brazilian domestic market, with a share of 31.6% in 2015 – according to the Brazilian Association of Corporate Travel Agencies (Abracorp).

International market - GOL

      In the international market, supply was reduced by 12.7% in 4Q15, and showed an increase of 2.7% in 2015 - due to network adjustments over the year. Demand fell by 12.5% in the quarter, registering a lead factor of 70.8%. In 2015, international demand increased by 3.6%, leading the load factor to 71.6%, 0.6 p.p. higher.

During the quarter, GOL transported 495.0 thousand passengers in the international market, 8.4% lower than in 2014. In 2015, the Company transported 2.1 million passengers, an increase of 0.6% compared to the same period in 2014.

     PRASK and Yield

      Net PRASK grew by 0.2% and 4.9% and yield increased by 4.5% and 9.3%, in comparison with 4Q14 and 3Q15, respectively. In 2015, net PRASK decreased by 5.6% and yield fell by 5.9%.

5	GOL Linhas Aéreas Inteligentes S.A.

GOL announces its results for 4Q15 and 2015

Income statement in IFRS (R$ MM)

Income Statement (R$ MM)	4Q15	4Q14	% Var.	2015	2014	% Var.
Gross Revenue	2,822.0	2,891.1	-2.4%	10,384.0	10,652.6	-2.5%
Passenger	2,429.6	2,546.1	-4.6%	8,954.0	9,432.9	-5.1%
Cargo and Other	392.5	345.0	13.8%	1,430.0	1,219.7	17.2%
Tax	(170.0)	(161.3)	5.4%	(606.0)	(586.3)	3.4%
Net operating revenues	2,652.1	2,729.8	-2.8%	9,778.0	10,066.2	-2.9%
Passenger	2,326.2	2,440.8	-4.7%	8,583.4	9,045.8	-5.1%
Cargo and Other	325.9	289.0	12.7%	1,194.6	1,020.4	17.1%
Operating Costs and Expenses	(2,746.8)	(2,558.8)	7.3%	(9,957.8)	(9,558.8)	4.2%
Salaries, wages and benefits	(384.9)	(342.1)	12.5%	(1,580.5)	(1,374.1)	15.0%
Aircraft fuel	(870.3)	(991.3)	-12.2%	(3,301.4)	(3,842.3)	-14.1%
Aircraft rent	(377.2)	(217.4)	73.5%	(1,100.1)	(844.6)	30.3%
Sales and marketing	(171.7)	(199.8)	-14.0%	(617.4)	(667.4)	-7.5%
Landing fees	(179.0)	(164.9)	8.5%	(681.4)	(613.1)	11.1%
Aircraft and traffic servicing	(282.2)	(203.8)	38.4%	(1,019.8)	(747.4)	36.4%
Maintenance materials and repairs	(207.8)	(173.1)	20.0%	(603.9)	(511.0)	18.2%
Depreciation and Amortization	(117.0)	(94.1)	24.4%	(419.7)	(463.3)	-9.4%
Other	(156.6)	(172.3)	-9.1%	(633.6)	(495.5)	27.9%
Equity Income	(0.6)	(0.3)	78.8%	(3.9)	(2.5)	58.3%
Operating Result (EBIT)	(95.3)	170.7	NM	(183.8)	504.9	NM
EBIT Margin	-3.6%	6.3%	-9.8 p,p	-1.9%	5.0%	-6.9 p,p
Other Financial Income (expense)	(710.7)	(723.3)	-1.7%	(3,263.3)	(1,457.6)	123.9%
Interest on loans	(300.3)	(167.0)	79.8%	(885.6)	(593.1)	49.3%
Gains from financial investments	32.6	50.9	-36.0%	133.7	148.6	-10.1%
Exchange and monetary variations	(257.9)	(262.9)	-1.9%	(2,267.0)	(425.6)	432.7%
Derivatives net results	(17.9)	(322.4)	-94.4%	50.2	(443.3)	NM
Other expenses (revenues), net	(167.1)	(21.8)	665.3%	(294.6)	(144.3)	104.1%
Income (Loss) before income taxes	(806.0)	(552.6)	45.9%	(3,447.1)	(952.7)	261.8%
Income Tax	(324.0)	(78.5)	313.0%	(844.1)	(164.6)	412.8%
Current income tax	(45.4)	(16.5)	174.5%	(196.1)	(120.8)	62.4%
Deferred income tax	(278.6)	(61.9)	350.0%	(648.0)	(43.8)	1378.8%
Net income (loss)	(1,130.0)	(631.0)	79.1%	(4,291.2)	(1,117.3)	284.1%
Net Margin	-42.6%	-23.1%	-19.5 p,p	-43.9%	-11.1%	-32.8 p,p
Participation of Non-controlling shareholders	51.6	37.4	37.9%	169.6	128.9	31.6%
Participation of controlling shareholders	(1,181.6)	(668.4)	76.8%	(4,460.9)	(1,246.2)	258.0%
EBITDA	21.7	264.8	-91.8%	235.9	968.2	-75.6%
EBITDA Margin	0.8%	9.7%	-8.9 p,p	2.4%	9.6%	-7.2 p,p
EBITDAR	398.9	482.2	-17.3%	1,336.0	1,812.8	-26.3%
EBITDAR Margin	15.0%	17.7%	-2.6 p,p	13.7%	18.0%	-4.3 p,p

6	GOL Linhas Aéreas Inteligentes S.A.

GOL announces its results for 4Q15 and 2015

EBIT, EBITDA and EBITDAR Reconciliation (R$ MM)*	4Q15	4Q14	% Var.	2015	2014	% Var.
Net income (loss)	(1,130.0)	(631.0)	79.1%	(4,291.2)	(1,117.3)	284.1%
(-) Income taxes	(324.0)	(78.5)	313.0%	(844.1)	(164.6)	412.8%
(-) Net financial result	(710.7)	(723.3)	-1.7%	(3,263.3)	(1,457.6)	123.9%
EBIT	(95.3)	170.7	NM	(183.8)	504.9	NM
(-) Depreciation and amortization	(117.0)	(94.1)	24.4%	(419.7)	(463.3)	-9.4%
EBITDA	21.7	264.8	-91.8%	235.9	968.2	-75.6%
(-) Aircraft rent	(377.2)	(217.4)	73.5%	(1,100.1)	(844.6)	30.3%
EBITDAR	398.9	482.2	-17.3%	1,336.0	1,812.8	-26.3%

*In accordance with CVM Instruction 527, the Company presents the reconciliation of EBIT and EBITDA, whereby: EBIT = net income (loss) plus income and social contribution taxes and the net financial result; and EBITDA = net income (loss) plus income and social contribution taxes, the net financial result, and depreciation and amortization. We also show the reconciliation of EBITDAR, given its importance as a specific aviation industry indicator, whereby: EBITDAR = net income (loss) plus income and social contribution taxes, the net financial result, depreciation and amortization, and aircraft operating lease expenses.

Net revenue

Total net revenue in the year was R$9,778.0 million, 2.9% lower than in 2014. In the quarter, total net revenue reached R$2,652.1 million, with a decrease of 2.8%. The result was impacted by the economy’s lower activity and consequent lower volume of passengers.

Passenger revenue represented 87.8% of total net revenue, and decreased by 5.1% in the year. International passenger revenue reached R$1,108.0 million in 2015, equivalent to 11.3% of the Company's total revenue.

Net cargo and auxiliary revenue was R$1,194.6 million representing 12.2% of total revenue and up 17.1% compared to the previous year.

Operating expenses

Operating costs and expenses totaled R$9,957.8 million in 2015, an increase of 4.2% compared to the previous year. In the quarter, the Company’s costs were R$2,746.8 million, 7.3% higher compared to 4Q14. Excluding fuel expenses, expenses totaled R$6,656.5 million in the year, representing an increase of R$939.9 million or 16.4% compared to the previous year. In 2015, the cost per ASK (CASK) reached R$20.02, an increase of 3.7% compared to the same period in 2014. The increased costs and expenses was mainly due to the following:

7	GOL Linhas Aéreas Inteligentes S.A.

GOL announces its results for 4Q15 and 2015

Operating Expenses (R$ MM)	4Q15	4Q14	% Var.	2015	2014	% Var.
Aircraft fuel	(870.3)	(991.3)	-12.2%	(3,301.4)	(3,842.3)	-14.1%
Salaries, wages and benefits	(384.9)	(342.1)	12.5%	(1,580.5)	(1,374.1)	15.0%
Aircraft rent	(377.2)	(217.4)	73.5%	(1,100.1)	(844.6)	30.3%
Sales and marketing	(171.7)	(199.8)	-14.0%	(617.4)	(667.4)	-7.5%
Landing fees	(179.0)	(164.9)	8.5%	(681.4)	(613.1)	11.1%
Aircraft and traffic servicing	(282.2)	(203.8)	38.4%	(1,019.8)	(747.4)	36.4%
Maintenance, materials and repairs	(207.8)	(173.1)	20.0%	(603.9)	(511.0)	18.2%
Depreciation and Amortization	(117.0)	(94.1)	24.4%	(419.7)	(463.3)	-9.4%
Other operating expenses	(156.6)	(172.3)	-9.1%	(633.6)	(495.5)	27.9%
Total operating expenses	(2,746.8)	(2,558.8)	7.3%	(9,957.8)	(9,558.8)	4.2%
Operating expenses ex- fuel	(1,876.5)	(1,567.5)	19.7%	(6,656.5)	(5,716.5)	16.4%

Operating Expenses per ASK (R$ cents)	4Q15	4Q14	% Var.	2015	2014	% Var.
Aircraft fuel	(6.95)	(7.54)	-7.7%	(6.64)	(7.76)	-14.5%
Salaries, wages and benefits	(3.08)	(2.60)	18.3%	(3.18)	(2.78)	14.5%
Aircraft rent	(3.01)	(1.65)	82.3%	(2.21)	(1.71)	29.6%
Sales and Marketing	(1.37)	(1.52)	-9.7%	(1.24)	(1.35)	-7.9%
Landing Fees	(1.43)	(1.25)	14.1%	(1.37)	(1.24)	10.6%
Aircraft and Traffic Servicing	(2.25)	(1.55)	45.5%	(2.05)	(1.51)	35.8%
Maintenance, Materials and Repairs	(1.66)	(1.32)	26.1%	(1.21)	(1.03)	17.6%
Depreciation and Amortization	(0.94)	(0.72)	30.7%	(0.84)	(0.94)	-9.8%
Other Operating Expenses	(1.25)	(1.31)	-4.5%	(1.27)	(1.00)	27.3%
CASK	(21.94)	(19.45)	12.8%	(20.02)	(19.31)	3.7%
CASK Excluding Fuel Expenses	(14.99)	(11.92)	25.8%	(13.38)	(11.55)	15.9%

Aircraft fuels per ASK reached R$6.64, a decrease of 14.5% compared to 2014 or R$540.9 million. This variation was mainly due to the 44.0% fall in international prices in the annual comparison, but also was impacted by the depreciation of the Real against the Dollar by 41.6%.

Salaries, wages and benefits per ASK reached R$3.18, up 14.5% compared to 2014 or R$206.4 million mainly due to (i) R$87.2 million - an increase in employees’ wages annual adjustment; (ii) R$29.8 million - higher variable crew compensation by increasing flight hours; and (iii) R$23.9 million increase in food and transportation benefits.

Aircraft leasing per ASK totaled R$2.21, a 29.6% increase or R$255.5 million compared to 2014, mainly due to renegotiations of lease contracts that took place at the end of 2014, but partially impacted by the depreciation of the Real.

8	GOL Linhas Aéreas Inteligentes S.A.

GOL announces its results for 4Q15 and 2015

Sales and marketing per ASK registered R$1.24, down 7.9% or R$50.0 million compared to 2014, mainly due to the R$116.9 million fall in losses from direct sales channel. However, the decline was partially offset by the R$40.2 million increase in advertising and marketing.

Landing fees per ASK totaled R$1.37, a 10.6% increase year-over-year, or R$68.2 million, due to the new calculation methodology for Infraero airport fees, being R$19.3 million in landing fee and R$51.0 million in navigation support.

Aircraft and Traffic Servicing by ASK totaled R$2.05 in the period, up 35.8% or R$272.4 million, mainly due to (i) R$57.2 million with IT services in the domestic and international bases, (ii) R$31.3 million with the addition of a government mandated risk premium to employees from third party companies providing handling services, (iii) R$32.6 million purchase costs of Smiles products and (iv) increase in the number of tickets purchased through peer airlines that will be reversed in future revenue of approximately R$89.6 million.

Maintenance materials and repairs per ASK registered R$1.21, up 17.6% or R$92.9 million compared to 2014 due to the aircraft maintenance calendar with fewer number of engines, however impacted by the depreciation of the Real against the Dollar.

Depreciation and amortization per ASK reached R$0.84, a decrease of 9.8% or R$43.6 million year-over-year, due to the lower number of engines capitalized in the period in line with the Company’s maintenance calendar, as well as the end of the depreciation period of some engines in 2015.

Other expenses per ASK reached R$1.27, 27.3% or R$138.1 million more than in 2014, mainly due to: (i) R$39.1 million less calculated tax credit, (ii) R$32.5 million in civil and labor convictions and (iii) R$53.7 million with lower gains on sale leaseback operations in 2015.

Operating result

Operating loss (EBIT) in 2015 was R$183.8 million, with a operating margin of 1.9%. In 4Q15, GOL posted an operating loss of R$95.3 million with a margin of 3.6%.

Net financial result

In 2015, GOL recorded a negative net financial result of R$3,263.3 million, versus an expense of R$1,457.6 million in 2014. In 4Q15, the negative net financial result was R$710.7 million, compared to the expense of R$723.3 million in 4Q14. The increase is mainly due to the net foreign exchange variation of R$2,267.0 million due to the devaluation of the Real and the Venezuela Bolivar against the Dollar.

|   Interest expense recorded R$885.6 million in 2015, an increase of R$292.5 million compared to 2014. In the quarter, interest expense was R$300.3 million, up by 79.8% or R$133.3 million over the same period last year. This increase was caused by (i) the depreciation of the Real against the Dollar by 41.6%, (ii) the DI rate, which is reference for most liabilities in Reais, higher by 22.2%, and (iii) the temporary mismatch due to anticipated interest for the total redemption of the 4th and 5th debenture issuance and the issuance of the 6th series of Debentures.

9	GOL Linhas Aéreas Inteligentes S.A.

GOL announces its results for 4Q15 and 2015

|   Net exchange variation totaled a negative R$257.9 million in the quarter. In 2015, the result was a negative R$2,267.0 million, compared to a negative R$425.6 million in the same period of the previous year. The result is due to the exchange rate depreciation of 47.0% of the Real against the Dollar in the quarter compared to 2014, impacting the Company's balance sheet accounts, although it had no immediate cash effect. In addition to this variation, we also recorded an exchange loss of R$423.8 million in cash held in Venezuela, due to the adoption of the market exchange rate (SIMAD) of BS 200 against CADIVI (BS6.30) and SICADI (BS11.50) rates previously adopted.

|   Interest income totaled R$133.7 million in 2015, a decrease of R$10.1 million compared to 2014. In 4Q15, interest income was R$32.6 million, R$18.4 million less than the recorded in the same period last year. The variation is explained by the Company's strategy to keep part of its cash in US dollars, in order to mitigate the impact of exchange rate variations on its financial liabilities and create a natural hedge for its expenses in foreign currency and a higher level of cash in Venezuela in the year.

|   Other financial expenses totaled R$294.6 million in 2015, an increase of 104.1% compared to 2014. In the quarter, the result was R$167.1 million. The variation is explained by the increase in bank fees between periods due to new funding.

Hedge result

The Company makes use of hedge accounting to recognize some of its derivative instruments. In 4Q15, GOL recorded a book loss of R$21.1million from hedge operations.

Results (R$ million) 4Q15	Fuel	Foreign Exchange	Interest	Total
Subtotal - Designated for Hedge Accounting	(9.6)	-	(9.8)	(19.4)
Subtotal – Not Designated for Hedge Accounting	-	(1,7)	-	(1.7)
Total	(9.6)	(1.7)	(9.8)	(21.1)
OCI (net of taxes, on 12/31/2015)*	-	-	(178.9)	(178.9)

Results (R$ million) 2015	Fuel	Foreign Exchange	Interest	Total
Subtotal - Designated for Hedge Accounting	(30.0)	-	(35.7)	(65.7)
Subtotal – Not Designated for Hedge Accounting	-	102.7	-	102.7
Total	(30.0)	102.7	(35.7)	37.0
OCI (net of taxes, on 12/31/2015)*	-	-	(178.9)	(178.9)

*OCI (Other Comprehensive Income) or Statement of Comprehensive Income is a transitional account where positive and negative fair value adjustments of future operations are booked, designated as effective for hedging cash flow. The purpose is to state income as close to the Company’s reality as possible. As the results from operations occur in their respective accrual periods, they are incorporated into the Company's income. GOL records the fair value of hedges due in future periods whose aim is to protect cash flow.

Results (R$ million) 4Q15	Fuel	Foreign Exchange	Interest	Total
Financial Result	(9.6)	(1.7)	(6.5)	(17.8)
Operating Result	-	-	(3.3)	(3.3)
Total	(9.6)	(1.7)	(9.8)	(21.1)

10	GOL Linhas Aéreas Inteligentes S.A.

GOL announces its results for 4Q15 and 2015

Results (R$ million) 4Q15	Fuel	Foreign Exchange	Interest	Total
Financial Result	(30.0)	102.7	(22.5)	50.2
Operating Result	-	-	(13.2)	(13.2)
Total	(30.0)	102.7	(35.7)	(37.0)

|   Fuel: fuel hedge operations are made through contracts of crude oil derivatives and its derivatives (WTI, Brent and Heating Oil) and represented losses of R$9.6 million in 4Q15. During the quarter, the Company did not acquired a fuel protect position through derivative financial instruments, and at the end of December 2015, 31.7% of its exposure in the next 3 months and 17.1% in the next 6 months was protected by derivatives. For protection of exposure, the Company also hires fuel with the distributor, at prices (ex-refinery) predetermined for future delivery.

|   Interest: swap transactions to protect the cash flow from future aircraft leasing deliveries against an increase in Libor interest rates generated total losses of R$9.8 million in 4Q15. The Company decreased its nominal hedge position from US$546.2 million in 3Q15 to US$308.6 million at the end of December 2015.

|   Foreign exchange: foreign exchange hedge transactions through derivative financial instruments in the form of NDFs (non-deliverable forwards) generated loss of R$1.7 million in 4Q15 and are used as the Company's economic hedge. GOL's foreign exchange exposure is hedged through derivatives instruments by 12.9% in the next 3 months exposure and 3.1% in the next 12 months. The Company also maintains part of its cash position in Dollars as a natural hedge instrument against its foreign exchange exposure. In 4Q15, this portion protected 52.5% of exposure in the next 3 months and 12.7% in the next 12 months. Adding the cash and derivative instruments, 65.4% of foreign exchange exposure in the next 3 months and 15.8% in the next 12 months was protected.

Income taxes

2015 income taxes totaled a negative R$844.1 million, R$679.5 million higher than registered in 2014. The result was mainly impacted by a deferred income tax adjustment of tax credits from tax losses and a negative base of social contribution, which were recorded based on the expectation the generation of future taxable income of the Company and its subsidiaries, subject to the legal limitations. The projections were prepared based on the business plan and approved by the Company's Board of Directors on February 18, 2016.

Net result

GOL recorded a net loss of R$4,291.2 million in 2015, with a negative net margin of 43.9%. In the quarter, net loss was R$1,130.0 million with a negative net margin of 42.6%. This result mainly reflects the exchange variation of the Company's financial liabilities in Dollar, the application of the market rate (SIMAD) of BS 200 in the funds held in Venezuela, and the lower activity in the economy impacting the Company's revenues and costs in 2015.

11	GOL Linhas Aéreas Inteligentes S.A.

GOL announces its results for 4Q15 and 2015

Balance sheet: Liquidity and indebtedness

      On December 31, 2015, the Company posted total cash, including financial investments and restricted cash, of R$2,299.5 million, equivalent to 23.5% of net revenue in the last twelve months. Short-term receivables totaled R$462.6 million, consisting mostly of ticket sales via credit card and accounts receivable from travel agencies and cargo transportation.

The Venezuelan cash position amounted to R$14.3 million as at December 31, 2015, a decrease of R$469.6 million compared to the end of 3Q15. This increase is primarily due to the appreciation of the Venezuelan Bolívar against the Dollar. GOL is in constant discussions with the application of the market rate (SIMAD) of BS 200 for conversion of the funds held in Venezuela compared to the CADIVI (BS6.30) and the SICADI (BS11.50) rates. The total available cash was R$965.0 million, excluding restricted cash and resources under our subsidiary Smiles S.A.

Indebtedness (R$ MM)	4Q15	4Q14	% Var.	3Q15	% Var.
Loans and Financings	6,310.8	4,010.6	57.4%	6,354.1	-0.7%
Aircraft Financing	2,994.1	2,224.7	34.6%	3,135.0	-4.5%
Total of Loans and Financings	9,304.9	6,235.2	49.2%	9,489.1	-1.9%
Short-Term Debt	1,396.6	1,110.7	25.7%	1,347.0	3.7%
Debt in US$	280.9	213.3	31.7%	272.2	3.2%
Debt in BRL	299.9	544.1	-44.9%	165.5	81.2%
Long-Term Debt	7,908.3	5,124.5	54.3%	8,142.2	-2.9%
Debt in US$	1,775.1	1,544.8	14.9%	1,800.0	-1.4%
Debt in BRL	977.0	1,021.2	-4.3%	990.8	-1.4%
Gross Debt excluding Perpetual and Interest	8,457.5	5,694.2	48.5%	8,698.1	-2.8%
Perpetual Notes	699.0	475.5	47.0%	711.1	-1.7%
Accumulated Interest	148.5	65.6	126.3%	79.8	86.0%
Operating Payable Leases (off-balance)	7,749.0	4,794.8	61.6%	7,568.5	2.4%
Total Loans and Financing	17,054.0	11,030.0	54.6%	17,057.7	0.0%
Liquidity (R$ MM)	4Q15	4Q14	% Var.	3Q15	% Var.
Total Cash (cash and cash equivalents, short-term financial investments and restricted cash)	2,299.5	2,527.1	-9.0%	3,073.3	-25.2%
Short-Term Receivables	462.6	352.3	31.3%	478.8	-3.4%
Total Liquidity	2,762.1	2,879.4	-4.1%	3,552.1	-22.2%
Indebtedness and Liquidity (R$ MM)	4Q15	4Q14	% Var.	3Q15	% Var.
Cash and Equivalents as % of LTM Net Revenues	23.5%	25.1%	-1.6 p,p	31.2%	0.8 p,p
Gross Debt (R$ MM)	9,304.9	6,235.2	49.2%	9,489.1	-1.9%
Net Debt (R$ MM)	7,005.5	3,708.1	88.9%	6,415.9	9.2%
LTM Aircraft Rent x 7 years	7,700.6	5,912.0	30.3%	6,582.3	17.0%
% of debt in foreign currency	86.3%	74.9%	11.4 p,p	86.8%	-0.5 p,p
% of debt in Short-Term	15.0%	17.8%	-2.8 p,p	14.2%	0.8 p,p
% of debt in Long-Term	85.0%	82.2%	2.8 p,p	85.8%	-0.8 p,p
Gross Adjusted Debt[2] (R$ MM)	17,005.5	12,147.2	40.0%	16,071.4	5.8%
Net Adjusted Debt[2] (R$ MM)	14,706.1	9,620.1	52.9%	12,998.1	13.1%
Adjusted Gross Debt2 / EBITDAR LTM	12.7 x	6.7 x	6.0 x	11.3 x	1.4 x
Adjusted Net Debt2 / EBITDAR LTM	11.0 x	5.3 x	5.7 x	9.2 x	1.8 x
Net Financial Commitments1 / EBITDAR LTM	11.0 x	4.7 x	6.4 x	9.9 x	1.2 x

1 - Financial commitments (gross debt + operational leasing contracts) less Cash  /  2 - Debt + LTM operational leasing expenses x 7.

12	GOL Linhas Aéreas Inteligentes S.A.

GOL announces its results for 4Q15 and 2015

Loans and financing

        The Company has been implementing an active liability management strategy to manage its debt in order to comply with its declared objective of avoiding large amortizations over a 2 year period.

      During 4Q15, the Company’s total loans and financings recorded R$9,304.9 million (including financial leases), a decrease of 1.9% compared to 3Q15.

The Company amortized R$2,041.6 million in debt in the year, of which R$1,632.0 million was from financial debt amortization (in 3Q15, R$1,100.0 million was allocated to the anticipated total redemption of the 4th and 5th issuance of debentures and, in 2015, R$409.5 million from finance lease obligations). Funding issuances totaled R$2,468.5 million, of which R$1,440.0 million is related to a long-term loan issued with third parties, R$1,050.0 million in the issuance of the 6th series of debentures (with resources being used exclusively for the anticipated total redemption of the 4th and the 5th issuances), also in 4Q15.

The adjusted gross debt/EBITDAR (LTM) ratio reached 12.7x in 4Q15, versus 6.7x in 4Q14. This indicator was impacted by the depreciation of the Real against to the Dollar in the period. The adjusted net debt/EBITDAR (LTM) ratio reached 11.0x in the period versus 5.3x in 2014.

The average maturity of the Company's long-term debt in 4Q15, excluding aircraft financial leasing and non-maturing debt, was 4.0 years, compared to 4.1 years in 3Q15, with an average rate of 18.29% for local-currency debt, versus 18.27% in 3Q15, and 7.42% for Dollar-dominated debt, versus 7.38% in 3Q15.

Debt amortization schedule 4Q15 (R$ MM)

Operational fleet and fleet plan

Fleet plan	2016	2017	2018	>2018	Total
Fleet (End of Period)	140	139	142
Aircraft Commitments (R$ million)*	1,337.8	-	2,141.5	55,407.2	58,886.5
Pre-Delivery Payments (R$ million)	6.7	343.7	579.3	6,450.9	7,380.5

                  *Considers aircraft list price

13	GOL Linhas Aéreas Inteligentes S.A.

GOL announces its results for 4Q15 and 2015

Final	4Q15	4Q14	Var.	3Q15	Var.
Família Boeing 737-NG	144	141	+3	144	-
737-800 NG	107	106	+1	107	-
737-700 NG	37	35	+2	37	-
737-300 Classic*	-	3	-3	-	-
Opening for rent Type	4Q15	4Q14	Var.	3Q15	Var.
Financial Leasing (737-NG and 767)	46	45	+1	46	-
Operating Leasing	98	96	+2	98	-

                    *Non-operational

At the end of 4Q15, out of a total of 144 Boeing 737-NG aircraft, GOL was operating 142 aircraft on its routes. The other 2 remaining aircraft were in the process of being returned to the lessors.

GOL has 98 aircraft under operating leases and 46 under financial leases, 40 of which with a purchase option when their leasing contracts expire.

The average age of the fleet was 7.7 years at the end of 4Q15. In order to maintain this indicator at low levels, the Company has 124 firm aircraft acquisition orders with Boeing for fleet renewal by 2027.

Capex

GOL posted a net investment of R$905.5 million in 2015, considering the return of the pre-delivery deposits returns when the aircraft is delivered R$603.9 million in engines. For more details on changes in property, plant and equipment, see Note 15 of the financial statements.

2015 Guidance

2015 Financial Guidance	From	To	2015 Results
Annual Change in Domestic Supply (ASK)	0	-1%	0%
Average Exchange Rate (R$ /US$)	3.40	3.30	3.33
Jet Fuel Price	2.25	2.15	2.14
Operating Margin (EBIT)	-2%	0%	-1.9%

14	GOL Linhas Aéreas Inteligentes S.A.

GOL announces its results for 4Q15 and 2015

2016 Guidance

2016 Guidance	Previous		Actual
	1H16		2016
	From	To	From	To
Volume of domestic departures	-4%	-6%	NA	NA
Total supply (ASK)	NA	NA	-5%	-8%
Total seats	NA	NA	-15%	-18%
Total volume of departures	NA	NA	-15%	-18%

NA: Not available

Given the impact of the economic scenario the Company’ guidance may be revised in order to incorporate the evolution of its operating and financial performance and any eventual changes in interest rate, exchange rate, GDP and WTT and Brent oil price trends.

Highlights of the subsidiary Smiles’ results in 4Q15

   Net income grew 37.2% compared to 4Q14, reaching R$112.3 mi;

   Number of accrued ex-GOL miles increased by 26.8% over 4Q14;

   Miles redeemed increased by 18.2% compared to 4Q14;

   Net revenue grew 43.1% compared to 4Q14, reaching R$349.0 mi;

   Implementation of Smiles&Money to 100% of redemptions;

   Approval of GOL’s ticket purchase contract in the amount of up to R$1.0 billion, unanimously approved by the Independent Committee and the Board of Directors;

   Improvement in the conversion rate in the transfer of points from Itaú to Smiles.

Smiles presented annual double-digit growth both in quarterly and annual net profit, reflecting the continuing evolution of operating results and the maintenance of financial results. The Company's strategy remains focused on customer engagement initiatives and the commercial relationship with key trading partners. In 4Q15, Smiles showed the highest number of accrued ex-GOL miles and historic ex-GOL miles revenue, reaching 11.7 billion miles and R$321.6 mi, respectively. For further information, please visit http://www.smiles.com.br/ri.

15	GOL Linhas Aéreas Inteligentes S.A.

GOL announces its results for 4Q15 and 2015

Balance Sheet

Balance Sheet (R$ `000)	4Q15	4Q14
Assets	10,368,397	9,976,647
Current Assets	2,461,566	2,986,198
Cash and cash equivalents	1,072,332	1,898,773
Financial assets	491,720	296,824
Restricted cash	59,324	58,310
Trade and other receivables	462,620	352,284
Inventories	199,236	138,682
Recoverable income taxes	58,074	81,245
Prepaid expenses	87,211	99,556
Hedge Transactions	1,766	18,846
Other current assets	29,283	41,678
Non-Current Assets	7,906,831	6,990,449
Deposits	1,020,074	793,508
Restricted cash	676,080	273,240
Prepaid expenses	10,075	18,247
Recoverable income taxes	73,385	70,334
Deferred income taxes	107,788	486,975
Other non-current assets	29,786	23,442
Investments	18,424	8,483
Property and equipment, net	4,256,614	3,602,034
Intangible Assets	1,714,605	1,714,186
Liabilities	14,583,049	10,309,621
Current Liabilities	5,542,008	4,212,646
Short-term borrowings	1,396,623	1,110,734
Accounts payable	900,682	686,151
Salaries, wages and benefits	250,635	255,440
Fiscal obligation	118,957	100,094
Sales tax and landing fees	313,656	315,148
Advance ticket sales	1,206,655	1,101,611
Smiles deferred revenue	770,416	220,212
Advance from customers	13,459	3,196
Provisions	206,708	207,094
Obligation of derivatives transactions	141,443	85,366
Other obligations	222,774	127,600
Non-Current Liabilities	9,148,829	6,096,975
Long-term debt	7,908,303	5,124,505
Provisions	663,565	278,566
Smiles deferred revenue	221,242	559,506
Deferred taxes	245,355	-
Current income taxes payables	39,054	34,807
Other non-current liabilities	71,310	99,591
Shareholder's Equity	-4,322,440	-332,974
Capital Stock	3,080,110	2,618,748
Issued share capital	-155,223	-150,214
Shares to be issued	-	51
Capital reserve	98,861	103,366
Stock based compensation	103,126	93,763
Treasury shares	-22,699	-31,357
Liability valuation adjustment	-178,939	-138,713
Capital gain	690,379	687,163
Accumulated losses	-8,162,077	-3,701,194
Non-controllers shareholders' interest	224,022	185,413
Total Liabilities and Shareholders’ Equity	10,368,397	9,976,647

16	GOL Linhas Aéreas Inteligentes S.A.

GOL announces its results for 4Q15 and 2015

Cash flow

Consolidated Cash Flow (R$ '000)	2015	2014
Net Loss for the Period	(4,291,240)	(1,117,281)
Adjustments to Reconcile net Loss to net Cash Provided by Operating Activities	419,691	463,296
Depreciation, Amortization and impairment of assets	39,287	17,143
Allowance for Doubtful Accounts	44,460	12,245
Provision for Judicial Deposits	(414)	631
Reversion (Provision) for Inventory Obsolescence	648,000	43,817
Deferred Taxes	3,941	2,490
Equity in Subsidiaries	14,352	10,338
Share-based Payments	1,723,441	636,637
Exchange and Monetary Variations, net	600,410	446,636
Interests on Loan and Leasing	18,475	15,901
Unrealized Hedge Result	10,633	27,000
Effect of transition between shareholders	-	(366)
Write-off Property, Plant and Equipment and Intangible Assets	25,069	5,418
Net income adjusted (loss)	(743,895)	563,905
Accounts Receivable	(149,623)	(44,606)
Financial Applications Used for Trading	309,749	1,019,303
Inventories	(60,140)	(22,169)
Deposits	21,077	138,561
Prepaid Expenses, Insurance and Recoverable Taxes	21,253	(32,101)
Others Assets	6,051	1,654
Suppliers	210,474	183,231
Advance Ticket Sales	105,044	(118,191)
Mileage program	211,940	127,493
Advances from Customers	10,263	(168,210)
Salaries, Wages and Benefits	(15,438)	(5,144)
Sales Tax and Landing Fees	(1,492)	43,814
Tax Obligation	233,930	125,789
Obligations from Derivative Transactions	(6,267)	(67,199)
Provisions	(61,386)	(151,423)
Others Liabilities	71,321	85,899
Interest Paid	(548,773)	(427,698)
Income Tax Paid	(213,555)	(123,716)
Net Cash Provided by Operating Activities	(599,467)	1,129,192
Investments	(254,416)	(160,510)
Restricted Cash	(403,854)	(77,094)
Advances for Property, Plant and Equipment Acquisition, net	(167,646)	11,566
Intangible Assets	(391,731)	(199,176)
Property, Plant and Equipment	(42,812)	(46,308)
Dividends received by subsidiary and associated company	1,302	-
Investment acquisition	-	(25,791)
Investment sale, net of taxes	-	65,703
Net Cash Provides (Used in) Investing Activities	(1,259,157)	(431,610)
Loan Funding	2,468,531	2,152,544
Loan Payment	(1,632,039)	(1,797,308)
Financial Leases Payment	(409,519)	(255,903)
Dividends Paid	(119,256)	(67,409)
Interest on equity paid through controlling shareholders	(17,566)	-
Capital reduction in subsidiary	-	(456,144)
Shares to be issued	461,311	117,174
Capital increase from non-controlling shareholders	3,737	2,346
Cost of share issue	(5,009)	(4,935)
Net Cash Generated by (Used In) Financing Activities	750,190	(309,584)
Exchange Variation on Cash and Cash Equivalents	281,993	(124,872)
Net Increase in Cash and Cash Equivalents	(826,441)	263,126
Cash and Cash Equivalents at Beginning of the Period	1,898,773	1,635,647
Cash and Cash Equivalents at End of the Period	1,072,332	1,898,773

17	GOL Linhas Aéreas Inteligentes S.A.

GOL announces its results for 4Q15 and 2015

Glossary of industry terms

|        AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

|        AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

|        AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

|        AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

|        BLOCK HOURS: refers to the time an aircraft is in flight plus taxiing time.

|        BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

|        BRENT: refers to oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.

|        CHARTER: a flight operated by an airline outside its normal or regular operations.

|        EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

|        LESSOR: the party renting a property or other asset to another party, the lessee.

|        LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

|        LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

|        OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.

|        OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.

|        OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

|        PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.

|        REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

|        REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

|        SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back for a long period, enabling use of the resource without owning it.

|        SLOT: the right of an aircraft to departures or land at a given airport for a determined period of time.

|        SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

|        TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.

|        WTI Barrel: stands for West Texas Intermediate – the West Texas region, where U.S. oil exploration is concentrated. Serves as a reference for the U.S. petroleum byproduct markets.

|        Yield pEr PASSENGER KILOMETER: the average value paid by a passenger to fly one kilometer.

18	GOL Linhas Aéreas Inteligentes S.A.

GOL announces its results for 4Q15 and 2015

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes, the largest low-cost and best-fare airline in Latin America, offers around 900 daily flights to 68 destinations, 13 international, in South America, the Caribbean and the United States, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 700 locations around the world via flights with foreign partner airlines. The Company also operates GOLlog, a logistics service which retrieves and delivers cargo and packages to and from 3,192 cities in Brazil and more than 47 countries and 90 foreign destinations through international partnerships. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice. The Company's non-financial information was not reviewed by the independent auditors.

19	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.